Mail Stop 3561

May 4, 2010

Mr. Gregory A. Lohnes
Chief Financial Officer
TransCanada Corporation
TransCanada Tower, 450 – 1 Street S.W.
Calgary, Alberta, Canada, T2P5H1

      Re: **TransCanada Corporation**
                Form 40-F for the Fiscal Year Ended December 31, 2009
                Filed February 25, 2010
                File No. 001-316900

                TransCanada Pipelines Ltd.
                40-F for the Fiscal Year Ended December 31, 2009
                Filed February 26, 2010
                File No. 001-08887

Dear Mr. Lohnes:

      We have completed our review of your Forms 40-F and related filings and have no further comments at this time.

                Sincerely,

                Andrew Mew
                Accounting Branch Chief